October 7, 2019

Jacob Cohen
Chief Executive Officer
American International Holdings Corp.
11222 Richmond Avenue, Suite 195
Houston, TX 77082

       Re: American International Holdings Corp.
           Offering Statement on Form 1-A
           Filed September 23, 2019
           File No. 024-11080

Dear Mr. Cohen:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on September 23, 2019

Loans from Related Parties, page 25

1. We note your loans from two officers and directors. Please identify the two individuals that gave you the loan. In this regard, please also revise the disclosure on page 26. Refer to Instruction 4 of Item 13 on Part II of Form 1-A.
Part II and Part III
Financial Statements, page F-1

2. Your disclosure on page 10 of the offering circular indicates that you were a former shell company. You also indicated on F-16 and F-18 that the acquisition of Novopelle
      Diamond, LLC (Novopelle) was accounted for as a reverse acquisition. Thus, Novopelle appears to be a predecessor, as defined in Regulation C, Rule 405. Please address the following points:
 Jacob Cohen
American International Holdings Corp.
October 7, 2019
Page 2
           It appears that the historical financial statements prior to the merger should be those of Novopelle, rather than the financial statements of the Company. Please revise to provide financial statements of Novopelle, the predecessor, through April 12, 2019
           (the acquisition date) pursuant to Article 8 of Regulation S-X. Also, please revise your related disclosures elsewhere in the filing to address this change in the financial statements.
           Expand your disclosure in the notes to the financial statements to describe the accounting treatment for the reverse merger and the nature of the financial statements that are presented following the reverse merger, noting guidance in ASC 805-40-45.
           Revise management's discussion and analysis to discuss Novopelle's historical operating results for each period presented.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports.

       You may contact Joanna Lam at 202-551-3476 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameJacob Cohen
                                                             Division of
Corporation Finance
Comapany NameAmerican International Holdings Corp.
                                                             Office of Real
Estate & Construction
October 7, 2019 Page 2
cc:       Arden Anderson
FirstName LastName